# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Safe and Green Development Corporation, CIK 0001959023
CUSIP: 78637J204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Biscayne Blvd., #1201,, Miami, Florida (FL), 33132
Date of event which requires filing of this statement: 09/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081874

## Reporting persons
- Strategic EP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 890,020; sole dispositive power 0; shared dispositive power 890,020; aggregate amount beneficially owned 890,020 (20.5% of the class)
  Comment: The reported amount includes (i) 305,250 shares of Common Stock directly held by the Reporting Person; (ii) 253,454 shares of Common Stock issuable upon exercise of warrants; and (iii) 331,316 shares of Common Stock underlying $298,184.40 aggregate principal amount of convertible debentures of the Issuer held by the Reporting Person, which debentures are convertible into shares of Common Stock at a price per share equal to 92.5% of the lowest 10-day VWAP with a floor of $0.90.
  
  Does not include 112,897 shares of Common Stock issuable upon exercise of pre-funded warrants and 267,744 shares of Common Stock issuable upon exercise of warrants. These pre-funded warrants and warrants contain a provision, which precludes the exercise of the pre-funded warrants and warrants to the extent that, following exercise, the Reporting Person would own more than 4.99% (or, at the election of the holder, 9.99%) of the Common Stock outstanding.
  
  The percentage is based on 3,758,665 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on August 15, 2025, plus 331,316 shares of Common Stock underlying the convertible debentures and 253,454 shares of Common Stock underlying the warrants.

## Item 1. Issuer
Name of issuer: Safe and Green Development Corporation
Address of issuer's principal executive offices: 100 Biscayne Blvd., #1201, Miami, FL 33132

## Item 2. Person Filing
Name of person filing: Strategic EP, LLC
Address of principal business office or, if none, residence: 1050 Crown Pointe Parkway, Suite 500, Atlanta, GA 30338
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The reported amount includes (i) 305,250 shares of Common Stock directly held by the Reporting Person; (ii) 253,454 shares of Common Stock issuable upon exercise of warrants; and (iii) 331,316 shares of Common Stock underlying $298,184.40 aggregate principal amount of convertible debentures of the Issuer held by the Reporting Person, which debentures are convertible into shares of Common Stock at a price per share equal to 92.5% of the lowest 10-day VWAP with a floor of $0.90.

Does not include 112,897 shares of Common Stock issuable upon exercise of pre-funded warrants and 267,744 shares of Common Stock issuable upon exercise of warrants. These pre-funded warrants and warrants contain a provision, which precludes the exercise of the pre-funded warrants and warrants to the extent that, following exercise, the Reporting Person would own more than 4.99% (or, at the election of the holder, 9.99%) of the Common Stock outstanding.
Percent of class: 20.5% The percentage is based on 3,758,665 shares of Common Stock outstanding as of August 14, 2025, as reported by the Issuer in its Form 10-Q filed with the SEC on August 15, 2025, plus 331,316 shares of Common Stock underlying the convertible debentures and 253,454 shares of Common Stock underlying the warrants. %
Sole power to vote or to direct the vote: 890,020
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 890,020
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch/Manager (09/26/2025)